Exhibit 99.3

CERTIFICATE OF QUALIFIED PERSON

I, Ignacy (Tony) Lipiec, P.Eng., am employed as a Director, Process Engineering with AMEC Americas Inc (AMEC).

This certificate applies to the technical report prepared for New Gold Inc (New Gold) titled “Blackwater Gold Project, British Columbia, NI 43-101 Technical Report on Feasibility Study” that has an effective date of 14 January, 2014 (the “technical report”).

I am a Professional Engineer in the province of British Columbia.  I graduated from the University of British Columbia with a B.A.Sc. degree in Mining & Mineral Process Engineering, in 1985.

I have practiced my profession for 29 years, and have previously been involved with metallurgical design and process engineering for precious metal, base metal and specialty product projects in North America and South America.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I have not visited the Blackwater Gold Project.

I am responsible for Sections 1.14.1, 1.14.5, 1.14.11 to 1.14.16, 1.16, Section 2, Section 3, Sections 4.7 to 4.8, Section 10.7, Section 11.4, Section 13, Section 17, Section 20, Sections 21.1.6 to 21.1.7, 21.2.3 to 21.2.5, Section 24.1, Sections 25.7, 25.11, 25.17 to 25.22, 25.24, Section 26 and Section 27 of the technical report.

I am independent of New Gold as independence is described by Section 1.5 of NI 43–101.

I have previously been a co-author on the following technical report on the Blackwater Gold Project:

●	Simpson, R.G., Welhener, H.E., Borntraeger, B., Lipiec T., and Mendoza, R., 2012: Blackwater Project British Columbia, Canada NI 43-101 Technical Report on Preliminary Economic Assessment: report prepared for New Gold Inc. by GeoSim Services Inc, Independent Mining Consultants Inc, Knight Piésold Ltd. and AMEC, effective date 28 August, 2012.

I have also been involved with New Gold during the preparation of the 2013 feasibility study and the preparation of this technical report.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

AMEC Americas Limited 111 Dunsmuir Street, Suite 400 Vancouver, B.C. V6B 5W3 Tel (604) 664-4315 Fax (604) 669-9516	www.amec.com

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: 22 January 2014

“Signed and sealed”

Tony Lipiec, P.Eng.

AMEC Americas Limited 111 Dunsmuir Street, Suite 400 Vancouver, B.C. V6B 5W3 Tel (604) 664-4315 Fax (604) 669-9516	www.amec.com